Mail Stop 4561
Via Fax (203) 834-8686

June 26, 2008

Robert E. Bies
Executive Vice President and
Chief Financial Officer
Greenfield Online, Inc.
21 River Road
Wilton, CT 06897

> **Re:** **Greenfield Online, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on March 17, 2008**
> **File No. 000-50698**

Dear Mr. Bies:

We have reviewed your response letter dated June 3, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 30, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Note 13. Taxes on Income, page 100

1. Please explain further the following with regards to the information provided in your response to our prior comment 5:
    * You indicate that management's forecast of future domestic earnings for the subsequent five years was more than sufficient to support the utilization of the Company's domestic net operating loss carryforward as of December 31, 2007 and 2006. Please provide your forecasts and related assumptions for the next five years that were used in your analysis and explain, in detail, how management determined the reasonableness of achieving such future domestic

earnings, especially considering the nominal domestic pre-tax earnings for the last three fiscal years ($3.6 million) and the domestic pre-tax loss in the first quarter of fiscal 2008 of $6.8 million.

- You further indicate that the Company considered potential tax-planning strategies that might be available to prevent the Company's domestic net operating loss carryforwards from expiring unused, one of which is the repatriation of excess cash from the Company's foreign subsidiaries to the US parent. Please tell us how you determined that the accelerating the repatriation of foreign earnings is a valid tax planning strategy considering the disclosures in your Form 10-K, which state "[w]e have not provided for income taxes on cumulative undistributed earnings of subsidiaries outside the United States because of our intention to indefinitely reinvest those earnings." In this regard, tell us whether the Company has recognized a deferred tax liability for existing undistributed earnings or has a pattern of remitting earnings that is expected to be continued in the future. If not, then tell us what literature you are relying on in concluding that the repatriation of excess cash can be used as a tax-planning strategy in your valuation analysis.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief